UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

3D Systems Corporation
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

88554D205
(CUSIP Number)

Kevin S. Moore
President
The Clark Estates, Inc.
One Rockefeller Plaza, 31st Floor
New York, New York 10020
(212) 977-6900
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:

Jeffrey E. LaGueux, Esq.
Patterson Belknap Webb & Tyler LLP
1133 Avenue of the Americas
New York, New York 10036-6710
(212) 336-2000

May 1, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 3 pages)

CUSIP No.
88554D205

1	NAME OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSON The Clark Estates, Inc. 13-5524538
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC Use Only:
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,136,464
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,136,464
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,136,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.18%
14	TYPE OF REPORTING PERSON CO

(Page 2 of 3 pages)

AMENDMENT NO. 12
TO
SCHEDULE 13D

This Amendment No. 12 is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the Reporting Person and refers only to information which has materially changed since the filing of Amendment No. 11 to Schedule 13D by the Reporting Person on February 10, 2012.  The items identified below, or the particular paragraphs of such items which are identified below, are amended to add the information as set forth below.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the original Schedule 13D or the amendments thereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(c)          On May 1, 2012, the Reporting Person conducted an open market sale of 420,000 shares of Common Stock at an average price of $31.0188. Prior to May 1, 2012 (but subsequent to the filing of Amendment No. 11 on February 10, 2012), the Reporting Person conducted aggregate open market sales of 276,000 shares of Common Stock (representing less than 1% of the outstanding shares of Common Stock) at an average price of $22.1832, as follows:

Date	Shares	Average Sales Price
March 7, 2012	121,000	$22.0658
March 8, 2012	65,500	$22.2315
March 9, 2012	76,900	$22.2752
March 14, 2012	11,600	$22.5204

An additional 4,000 shares of Common Stock were transferred from the control of the Reporting Person on March 9, 2012 for no consideration and are no longer deemed to be beneficially owned by the Reporting Person.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2012	THE CLARK ESTATES, INC.

	By:	/s/ Stephen M. Duff
Name: Stephen M. Duff
Title: Chief Investment Officer

(Page 3 of 3 pages)